SECURI[obscured by barcode]ON

05038002

OMB APPROVAL

OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 8 2005

SEC FILE NUMBER
8- 47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities & Investment Planning Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch 973-701-8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown P.C.
(Name – *if individual, state last, first, middle name*)

220 South Orange Ave, Suite 302 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daryl Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities & Investment Planning Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18,2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES & INVESTMENT PLANNING COMPANY
CONTENTS TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

220 South Orange Avenue
Livingston, New Jersey 07039 USA
973 994 1616 . fax 973 994 3620
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Securities & Investment Planning Company

We have audited the accompanying statement of financial condition of Securities & Investment Planning Company as of December 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities & Investment Planning Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

February 11, 2005

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	41,271
Due from clearing broker		130,339
Deposit with broker		100,105
Securities owned, at market value		381,388
Other assets		4,480
TOTAL ASSETS	$	657,583

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	165,173
Securities sold not yet purchased, at market value		52,060
Income taxes payable		2,000
Total Liabilities		219,233
Stockholders' Equity:		
6% Noncumulative Preferred Stock - $100 par value Authorized 50,000 shares; Issued 21,300 shares		2,130,000
Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 103 shares		103
Additional paid-in capital		831,183
Accumulated deficit		(1,278,517)
		1,682,769
Less: Preferred treasury stock, 21,018 shares at cost		(1,244,419)
Total Stockholders' Equity		438,350
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	657,583

The Notes to Financial Statements are an integral part of this statement.

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commission income	$ 629,713
Net trading gain	148,844
Interest and dividend income	65,781
Miscellaneous	13,798
Total Revenues	858,136
Costs and Expenses:	
Employee compensation and benefits	801,044
Clearance charges	250,450
Quotation and communication expenses	89,417
Rent	105,000
Professional fees	172,264
Insurance	7,865
Interest expense	40,045
Regulatory fees, registration fees and licenses	31,712
Telephone and utilities	20,981
Office expenses	33,105
Other	37,749
Total Costs and Expenses	1,589,632
Loss Before Provision for Income Taxes	(731,496)
Income Tax Provision	2,000
Net Loss	$ (733,496)

The Notes to Financial Statements are an integral part of this statement.

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Preferred Treasury Stock	Total
Balance, Januray 1, 2004	$2,130,000	$ 103	$ 902,683	$ (545,021)	$(1,044,419)	$1,443,346
Purchase of preferred stock	-	-	-	-	(200,000)	(200,000)
Return of capital	-	-	(71,500)	-	-	(71,500)
Net loss	-	-	-	(733,496)	-	(733,496)
Balance, December 31, 2004	$2,130,000	$ 103	$ 831,183	$(1,278,517)	$(1,244,419)	$ 438,350

The Notes to Financial Statements are an integral part of this statement.

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net loss	$	(733,496)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from clearing broker		631,543
Securities owned, at market value		777,040
Other assets		36,228
Accounts payable and accrued expenses		(202,556)
Securities sold not yet purchased, at market value		(268,628)
Income taxes payable		(158,646)
Net Cash Provided by Operating Activities		814,981
Cash Flows from Financing Activities:		
Purchase of preferred stock		(200,000)
Return of capital		(71,500)
Net Cash Used in Financing Activities		(271,500)
Net Decrease in Cash and Cash Equivalents		(190,015)
Cash, at Beginning of Year		231,286
Cash, at End of Year	$	41,271
Supplemental Disclosure of Cash Flow Information		
Cash Paid During The Year For:		
Income taxes	$	147,607
Interest		40,045

The Notes to Financial Statements are an integral of this statement.

Note 1 - Summary of Significant Accounting Policies:

A. Nature of Business Operations

Securities & Investment Planning Company ("SIPC") is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company brokers securities transactions for customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

B. Commissions Receivable

Commissions receivable are uncollateralized trade obligations due under normal trade terms requiring payment within approximately 5 days of trade date. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker.

The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2004.

C. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Disclosures About Fair Value of Financial Instruments

The carrying amounts of due from clearing broker and accounts payable and accrued expenses approximate fair value due to the short maturity of these items.

E. Revenue Recognition

Revenue is recognized by the Company when earned. Commission revenue consisting of securities transactions are recognized on a trade date basis.

F. Valuation of Securities Owned

Securities owned are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in the Company's statement of operations.

G. Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation was provided on the straight-line method over the estimated useful lives of the assets. As of December 31, 2004 the net book value of property and equipment is $-0-. Depreciation expense for the year ended December 31, 2004 was $-0-. Acquisitions, major improvements and renewals are capitalized and depreciated. Repairs and maintenance expenditures are expensed as incurred.

Property and equipment at December 31, 2004 consist of the following:

Computer equipment	$	162,976
Furniture and fixtures		56,795
Leasehold improvements		1,913
Total		221,684
Less: accumulated depreciation		221,684
	$	--

Note 1 - Summary of Significant Accounting Policies (continued):

I. Business Concentrations

The Company maintains cash balances with a bank that, at times, has exceeded amounts insured by the Federal Deposit Insurance Corporation. Management monitors its credit risk with financial institutions and believes the risk to be minimal.

J. Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes, which requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates in effect for the year in which the temporary differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

At December 31, 2004, deferred tax assets are principally comprised of U.S. and State net operating losses. Based on an assessment of all available evidence, including 2004 historical results of operations and the Company's ability to generate taxable income in future periods, management has concluded that the realization of such deferred tax assets can not be considered more likely than not. Accordingly, a valuation allowance has been established against the entire deferred tax asset.

As of December 31, 2004, the Company has Federal and state net operating loss carryforwards of approximately $1,240,000 and $2,760,000, respectively, which will expire at various dates beginning in 2006.

Note 2 – Deposit with Broker:

The Company maintains a depository account with its clearing broker in the amount of $100,105 at December 31, 2004, pursuant to its clearing agreement.

Note 3 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had defined net capital of $272,127, which was $172,127 in excess of its required minimum net capital of $100,000. Also, at December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was .61 to 1.

Note 4 - Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Note 5 – Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk:

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Note 5 – Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk (continued):

The Company records customer transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company has a concentration of credit risk with respect to commissions receivable and amounts due from and on deposit with a third party broker. Management concluded that the credit risks associated with these relationships is reduced due to the short term settlement of these balances, the extensive number of customers and the financial condition of the broker.

Note 6 – Commitments and Contingencies:

The Company is renting office space on a month-to-month basis, at a monthly rental expense of $7,500. The rent expense for the year ended December 31, 2004 amounted to $105,000.

In January 2004, the Company received an unfavorable ruling in an arbitration proceeding on a claim filed by one of its customers. The arbitrator awarded damages of $230,000 to the customer and such amount was recognized as an expense in the December 31, 2003 statement of operations. The award of $230,000, plus prejudgment interest of $14,862 was paid in December 2004 as security for a stay of execution of the pending appeal. As this payment is held by a third party and access to such funds is outside the Company's control, there is no restricted cash on the accompanying statement of financial condition. The Company believes that the award is without merit and has appealed this award. The appeals process is expected to begin during 2005.

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes that the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations and cash flows.

Note 7 – 401(k) Defined Contribution Plan:

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. *Contributions to the plan totaled $2,167 in the year ended December 31, 2004.*

SECURITIES & INVESTMENT PLANNING COMPANY
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Total Stockholders' Equity	$	438,350
Deductions:		
Nonallowable assets:		
Other assets		4,480
Haircuts on securities owned		155,728
Undue concentration charge		6,015
Total Deductions		166,223
Net Capital	$	272,127
Aggregate Indebtedness	$	167,173
Minimum Net Capital Required	$	100,000
Net Capital Over Minimum Requirement	$	172,127

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of December 31, 2004:		
Net Capital as Reported in Company's December 31, 2004, FOCUS Reports	$	334,006
Audit Adjustments:		
Adjustment to decrease securities owned, at market value		(42,221)
Adjustment to increase accrued expense		(32,324)
Adjustment to haircuts		12,666
Net Capital, as Stated Above	$	272,127

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

220 South Orange Avenue
Livingston, New Jersey 07039 USA
973 994 1616 . fax 973 994 3620
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders
Securities & Investment Planning Company:

In planning and performing our audit of the financial statements of Securities & Investment Planning Company for the year ended December 31, 2004 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Securities & Investment Planning Company:

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams, Smith & Brown, P.C.

February 11, 2005